U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended June 30, 2004

Xcel Energy Inc.

(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3
may be directed to either:

Teresa S. Madden
Vice President and Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-6177

or

Michael C. Connelly
Deputy General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4580

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended June 30, 2004

Item 1. — ORGANIZATION CHART

				Percentage
Name of	Energy or			Of Voting	Nature
Reporting	Gas Related	Date of	State of	Securities	Of
Company	Company	Organization	Organization	Held	Business
Xcel Energy Inc. (Xcel Energy)
Xcel Energy Retail Holdings Inc. (a)
* XERS Inc.	Energy related	December 4, 2000	DE	100%	Inactive entity previously operated as a retailer of electric power in targeted U.S. markets.
Xcel Energy Cadence Inc. (a)	Energy related	August 28, 1997	CO	100%	Holds energy-related company
Cadence Network Inc.	Energy related	September 3, 1997	DE	22.22%	Energy management and consulting services; also brokering and marketing of energy commodities
Planergy International Inc. (a)	Energy related	January 2, 1990	TX	100%	Energy service to commercial and industrial customers
Planergy Services Inc. (a)	Energy related	July 30, 1987	DE	100%	Industrial energy audits
Planergy Capital Associates Inc.	Energy related	June 19, 1981	CA	100%	No significant operations
Xcel Energy Performance Contracting, Inc. (a)	Energy related	August 20, 1993	MN	100%	Provides energy marketing and performance contracting services
* e prime Energy Marketing Inc.	Energy related	March 3, 1997	CO	100%	Inactive entity previously provided retail gas marketing services
* e prime Florida Inc.	Energy related	October 18, 1999	CO	100%	Inactive entity previously provided retail gas marketing services
* e prime Georgia Inc.	Energy related	June 10, 1999	GA	100%	Inactive entity previously provided retail gas marketing services
Xcel Energy Ventures Inc. (a)
Texas-Ohio Pipeline Inc.	Energy related	June 22, 1990	TX	100%	Owns and operates gas pipeline
Utility Engineering Corporation (UE) (a)	Energy related	August 14, 1985	TX	100%	Holds energy-related companies and is engaged in engineering, design and construction management, and invests in developing cogeneration and energy-related projects
Quixx Corporation (a)	Energy related	August 14, 1985	TX	100%	Invests in developing cogeneration and energy-related projects

				Percentage
Name of	Energy or			Of Voting	Nature
Reporting	Gas Related	Date of	State of	Securities	Of
Company	Company	Organization	Organization	Held	Business
Quixxlin Corporation (a)	Energy related	July 16, 1997	DE	100%	Owns .5% general partnership interest in Quixx Linden
Quixx Linden (GP)	Energy related	June 25, 1996	TX	0.50%	Owns and operates gas-fired cogeneration facility
Quixx Linden (LP)	Energy related	June 25, 1996	TX	43.18%	Owns and operates gas-fired cogeneration facility
Xcel Energy Markets Holdings Inc. (a)					Holding company for subsidiaries providing energy marketing services
* e prime Inc. (a)	Energy related	January 30, 1995	CO	100%	Inactive entity previously held energy-related companies and engaged in energy marketing, trading and providing energy services
Young Gas Storage Company (a)	Energy related	July 6, 1993	DE	100%	Hold energy-related company
Young Gas Storage Company Ltd.	Energy related	June 30, 1993	CO	47.5%	Owns & operates underground gas storage facilities
NSP-Minnesota (a)
NSP Nuclear Corporation (a)	Energy related	November 19, 1999	MN	100%	Owns 20% interest in Nuclear Management Co.
Nuclear Management Company LLC	Energy related	February 26, 1999	WI	20%	Nuclear operating company that manages several nuclear plants for 5 different utilities.
Private Fuel Storage LLC	Energy related	September 6, 1995	DE	34.18%	Storage facility of spent nuclear fuel in Utah

(a) Directly and/or indirectly holds securities in energy/gas related companies.
# — new entity
* — inactive entity
LP: Limited Partner, GP: General Partner.

Narrative Description of Activities for Reporting Period

Cadence Network Inc. — Cadence Network Inc. provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

Planergy International Inc. and subsidiaries – Planergy International Inc. consists of operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers.

Texas-Ohio Pipeline Inc. – Small pipeline company that connects two major interstate pipelines.

Utility Engineering Corporation – Utility Engineering Corporation is engaged in engineering, design, construction management and other miscellaneous services. On January 1, 2000, UE acquired Quixx Corporation (“Quixx”) and its subsidiaries from NC Enterprises. Quixx’s primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx currently has several subsidiaries, most of which hold interests in various energy-related investments.

Quixx Linden LP — Quixx Linden LP owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. Quixx also directly holds a 43.18% limited partnership interest in Quixx Linden, L.P.

Nuclear Management Company – Nuclear operating company that manages several nuclear plants for 5 different utilities.

Private Fuel Storage LLC – Storage facility of spent nuclear fuel in Utah.

Item 2. — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company	Type of	Principal	Issue	Cost	Person to	Collateral	Consideration
issuing	security	amount	or	of	whom security	given with	received for
security	issued	of security	renewal	capital	was issued	security	each security
e prime Energy Marketing	ST Debt	$6,400	Renewal	2.61%	Xcel Energy Retail	None	$6,400
e prime Energy Marketing	ST Debt	4,440	Issue	2.61%	Xcel Energy Retail	None	4,440
Xcel Energy Retail	ST Debt	1,130	Renewal	2.61%	Xcel Energy Cadence Inc.	None	1,130
Xcel Energy Retail	ST Debt	18,049	Renewal	2.61%	Planergy International Inc.	None	18,049
XERS Inc.	ST Debt	4,520	Renewal	2.61%	Xcel Energy Retail	None	4,520
XERS Inc.	ST Debt	2,280	Issue	2.61%	Xcel Energy Retail	None	2,280
Utility Engineering Corp.	ST Debt	89,900	Renewal	2.61%	Xcel Energy Wholesale Inc.	None	89,900
Utility Engineering Corp.	ST Debt	9,200	Issue	2.61%	Xcel Energy Wholesale Inc.	None	9,200
Quixx Corporation	ST Debt	66,400	Renewal	2.61%	Utility Engineering Corp.	None	66,400
Quixx Corporation	ST Debt	12,200	Issue	2.61%	Utility Engineering Corp.	None	12,200
Utility Engineering Corp.	ST Debt	2,444	Renewal	2.61%	Proto-Power Corporation	None	2,444
Utility Engineering Corp.	ST Debt	175	Issue	2.61%	Proto-Power Corporation	None	175
Utility Engineering Corp.	ST Debt	650	Renewal	2.61%	Universal Utility Services	None	650
Utility Engineering Corp.	ST Debt	800	Issue	2.61%	Universal Utility Services	None	800
Utility Engineering Corp.	ST Debt	1,175	Renewal	2.61%	Precision Resource Co.	None	1,175
Texas-Ohio Pipeline Inc.	ST Debt	2,619	Renewal	2.61%	Xcel Energy Ventures Inc.	None	2,619
Xcel Energy Markets Inc.	ST Debt	2,615	Renewal	2.61%	e prime, Inc.	None	2,615
Utility Engineering Corp.	ST Debt	425	Renewal	2.61%	Proto-Power New York	None	425
Utility Engineering Corp.	ST Debt	31	Renewal	2.61%	Proto-Power Michigan	None	31
Utility Engineering Corp.	ST Debt	25	Issue	2.61%	Proto-Power Michigan	None	25
Xcel Energy Retail	ST Debt	2,200	Renewal	2.61%	Xcel Energy Performance Contract	None	2,200

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company	Company	Amount of
Contributing	Receiving	Capital
Capital	Capital	Contribution
NSP-Minnesota	Private Fuel Storage	200

Item 3. — ASSOCIATED TRANSACTIONS

Part I. – Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company	Associate Company		Direct	Indirect	Cost	Total
Rendering	Receiving		Costs	Costs	of	Amount
Services	Services	Types of Services Rendered	Charged	Charged	Capital	Billed
Utility Engineering Corp.	Public Service Company of Colorado	Engineering/Utility Professional Services	$6,551	—	—	$6,551
Utility Engineering Corp.	Southwestern Public Service Company	Engineering/Utility Professional Services	6,207	—	—	6,207
Utility Engineering Corp.	NSP-Minnesota	Engineering/Utility Professional Services	4,543	—	—	4,543

Part II. – Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting	Associate
Company	Company	Types of	Direct	Indirect	Cost	Total
Receiving	Rendering	Services	Costs	Costs	of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed
Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	$695	—	—	$695
Quixx Linden LP	Quixx Corporation	Partnership management fee	50	—	—	50
e prime Energy Marketing	Public Service Company of Colorado	Gas transportation services	2,436	—	—	2,436

Item 4. — SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in thousands)

Total consolidated capitalization as of June 30, 2004	$12,060,736		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,809,110		Line 2
Greater of $50 million or line 2		$1,809,110	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business) Energy management services (Category I)	45,895
Brokering/Marketing services (Category V)	30,047
Utility engineering/construction services (Category VII)	493
Developing/Ownership QF’s (Category VIII)	3,288

Total current aggregate investment		79,723	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system		$1,729,387	Line 5

(line 3 less line 4)

Investments in gas-related companies:

NONE

Item 5. — OTHER INVESTMENTS (in thousands)

Major Line	Other	Other
of Energy-Related	Investment in Last	Investment in This	Reason for Difference in
Business (a)	U-9C-3 Report	U-9C-3 Report	Other Investment
Brokering/Marketing services	$27,199	$27,199	N/A
Engineering and related services	$11,463	$11,463	N/A
Developing/Ownership QF’s	$85,713	$85,713	N/A

(a) Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies were subsidiaries, directly or indirectly, of Xcel Energy Inc.

Item 6. — FINANCIAL STATEMENTS AND EXHIBITS

A.      Financial Statements:

Exhibit A-1 Financial statements of XERS Inc. for the three and six months ended June 30, 2004 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-2 Financial statements of Cadence Network Inc. for the three and six months ended June 30, 2004 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-3 Consolidated financial statements of Planergy International Inc. and subsidiaries for the three and six months ended June 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-4 Financial statements of e prime Energy Marketing Inc. for the three and six months ended June 30, 2004 – filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-5 Financial statements of e prime Florida Inc. for the three and six months ended June 30, 2004 – filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-6 Financial statements of Texas-Ohio Pipeline Inc. for the three and six months ended June 30, 2004 – filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-7 Consolidated financial statements of Utility Engineering Corporation and subsidiaries for the three and six months ended June 30, 2004 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-8 Financial statements of Quixx Linden, LP for the three and six months ended June 30, 2004 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-9 Consolidated financial statements of e prime Inc. and subsidiaries for the three and six months ended June 30, 2004 — filed under confidential treatment pursuant to Rule 104(b).

Exhibit A-10 Consolidated financial statements of Xcel Energy Performance Contracting, Inc. and subsidiaries for the three and six months ended June 30, 2004 — filed under confidential treatment pursuant to Rule 104(b).

SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.

/s/ Teresa S. Madden

Teresa S. Madden
Vice President and Controller

August 27, 2004

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the second quarter of 2004 was filed with Xcel Energy Inc.’s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado	South Dakota Public Utilities Commission
1580 Logan Street	500 E. Capitol Ave.
Denver, CO 80203	Pierre, SD 57501

Public Service Commission of Wyoming	Public Service Commission of Wisconsin
Hansen Building, Suite 300	610 North Whitney Way
2515 Warren Avenue	Madison, WI 53707
Cheyenne, WY 82002

Public Utility Commission of Texas	Michigan Public Service Commission
1701 N. Congress Avenue	6545 Mercantile Way, Suite 7
Austin, Texas 78711	Lansing, MI 48911

New Mexico Public Regulation Commission
224 E. Palace Avenue
Santa Fe, NM 87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS 66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK 73105

Minnesota Public Utilities Commission
121 E. 7th Place, Suite 350
St. Paul, MN 55101

North Dakota Public Service Commission
600 East Blvd.
Bismarck, ND 58505